UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

GENIUS SPORTS LIMITED

(Name of Subject Company and Filing Person (issuer))

Warrants to Acquire Ordinary Shares

(Title of Class of Securities)

G3934V 117

(CUSIP Number of Class of Securities)

Genius Sports Group

10 Bloomsbury Way, 9th Floor

London, United Kingdom WC1A 2SL

Telephone: +44 (0) 20 7851 4060

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Ross M. Leff, P.C. Tamar Donikyan Allison C. Bell Kirkland & Ellis LLP 601 Lexington Avenue New York, NY 10022 Tel: (212) 446-4800	Donald J. Puglisi Puglisi & Associates 850 Library Avenue #204 Newark, Delaware 19711 Telephone: (302) 738-6680

☐	Check the box if the filing relates solely to preliminary communications before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 to the Tender Offer Statement on Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Genius Sports Limited, incorporated under the laws of Guernsey as a non-cellular company limited by shares (the “Company,” “us” or “we”), with the Securities and Exchange Commission (the “SEC”) on November 18, 2022 (as amended and supplemented from time to time, the “Schedule TO”), and relates to Company’s offer to the holders of its outstanding warrants to exercise their warrants on the terms set forth in the Warrant Holder Notice (as defined below) and consent (the “Consent Solicitation”) to amend the Warrant Agreement, dated as of August 13, 2020, between Continental Stock Transfer & Trust Company, as warrant agent (the “Warrant Agent”), and dMY Technology Group, Inc. II (“dMY”), which was assumed by the Company pursuant to that certain Warrant Assumption Agreement, dated as of April 20, 2021, by and among the Company, dMY and the Warrant Agent (the “Warrant Agreement”), so that any warrants not exercised by a holder thereof on or prior to 11:59 p.m., Eastern Time, on January 19, 2023, or such later time and date to which we may extend (the “Expiration Date”), shall be exercised automatically on the holder’s behalf on the first trading day following the Expiration Date on a cashless basis at an Exercise Price that is 76.6% of the volume-weighted average price of the ordinary shares for the one-trading day period on the New York Stock Exchange (the “NYSE”) on the second trading day prior to the Expiration Date, which is expected to be January 17, 2023 (if and only if such Exercise Price would be less than $11.50 per share), resulting in such holders receiving 0.234 ordinary shares of the Company, par value $0.01 per share (the “ordinary shares”) per warrant, which is 10% less than the number of ordinary shares per warrant to be received by holders that exercise cashlessly at the Reduced Exercise Price (as defined below) on or prior to the Expiration Date (the “Warrant Amendment”), upon the terms and subject to the conditions set forth in the Prospectus that is included in Amendment No. 2 to the registration statement on Form F-4 filed on December 30, 2022 (the “Prospectus”), a copy of which is attached hereto as Exhibit (a)(1)(A).

In addition, on December 20, 2022, the Company issued to warrant holders an amended notice (the “Warrant Holder Notice”) indicating that the Company has lowered the Exercise Price of the warrants (the “Reduced Exercise Price”) during the period in which the Consent Solicitation is open, giving effect to any withdrawal or extension (the “Consent Period) from $11.50 to an exercise price that is 74% of the volume-weighted average price of the ordinary shares for the one-trading day period on the NYSE on the second trading day prior to the Expiration Date (if and only if such Reduced Exercise Price would be less than $11.50 per share), which one-trading day period is expected to be January 17, 2023. The Warrant Holder Notice further provided that the Company has entered into an amendment to the Warrant Agreement (the “Cashless Exercise Amendment”) with the Warrant Agent pursuant to the Warrant Agreement that provides all warrant holders the option, but not the obligation, to exercise their warrants on a cashless basis during the Consent Period. Holders of warrants that exercise their warrants on a cashless basis at the Reduced Exercise Price during the Consent Period will receive 0.260 ordinary shares for each warrant exercised by such holder.

Each of the Reduced Exercise Price and the Cashless Exercise Amendment is conditioned on obtaining the requisite consents to give effect to the Warrant Amendment, which condition may be waived by the Company in its sole discretion. The consummation of any exercise of warrants by a holder thereof at the Reduced Exercise Price or on a cashless basis during the Consent Period is therefore expected to occur on the first trading day following the Expiration Date in order to determine if the condition of obtaining the requisite consents to give effect to the Warrant Amendment has been satisfied. If the Warrant Amendment is approved, on the first trading day following the Expiration Date, the warrants will cease to exist (having all been exercised, either by the holder on or prior to the Expiration Date or otherwise automatically on the first trading day following the Expiration Date) and the warrants will cease trading on the NYSE.

Prior to the Expiration Date, holders may also continue to exercise their warrants on the terms set forth in the Warrant Agreement as in effect on the date hereof, without giving effect to the Reduced Exercise Price or the Cashless Exercise Amendment, at an Exercise Price of $11.50.

The purpose of this Amendment is to amend and supplement the Schedule TO and the Consent Solicitation to include an amended Prospectus, filed as Exhibit (a)(1)(A) in Item 12 hereof, which provides additional information related to (i) the dissemination of revised disclosure and extension of the Consent Period if the Company waives the condition that it receive the requisite consents to approve the Warrant Amendment, (ii) the notification to holders of the Reduced Exercise Price when available and (iii) holders’ withdrawal rights during the Consent Period. Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the respective meanings ascribed to them in the Schedule TO.

Item 12. Exhibits.

Item 12(a)

Exhibit No.	Description

(a)(l)(A)	Prospectus (incorporated by reference to the Prospectus that is included in the Company’s Amendment No. 2 to Registration Statement on Form F-4 (File No. 333-268457) with the SEC on December 30, 2022).

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Prospectus (incorporated by reference to Exhibit (a)(1)(A)).

(a)(5)(A)	Press Release, dated November 18, 2022 (incorporated by reference to Exhibit 99.1 of the Form 6-K (File No. 001-40352) filed by the Company on November 18, 2022).

(a)(5)(B)	Amended Notice to the Registered Holders of Warrants (incorporated by reference to Exhibit 4.2 of the Company’s report on Form 6-K (File No. 001-40352) filed with the SEC on December 20, 2022).

(a)(5)(C)	Press Release, dated December 16, 2022.

(a)(5)(D)	Press Release, dated December 20, 2022 (incorporated by reference to Exhibit 4.2 of the Company’s report on Form 6-K (File No. 001-40352) filed with the SEC on December 20, 2022).

(b)	Not applicable.

(d)(i)	Amended and Restated Genius Sports Limited Memorandum of Incorporation (incorporated by reference to Exhibit 1.1 of the Company’s Shell Company Report on 20-F (File No. 001-40352) filed with the SEC on April 27, 2021).

(d)(ii)	Amended and Restated Genius Sports Limited Articles of Incorporation (incorporated by reference to Exhibit 1.2 of the Company’s Shell Company Report on 20-F (File No. 001-40352) filed with the SEC on April 27, 2021).

(d)(iii)	Specimen Warrant Certificate of dMY Technology Group, Inc. II (incorporated by reference to Exhibit 4.3 of dMY Technology Group, Inc. II’s Registration Statement on Form S-1 (File No. 333-239508) filed with the SEC on August 3, 2020).

(d)(iv)	Warrant Agreement between Continental Stock Transfer & Trust Company and dMY Technology Group, Inc. II (incorporated by reference to Exhibit 4.1 of dMY Technology Group, Inc. II’s Current Report on Form 8-K filed with the SEC on August 18, 2020).

(d)(v)	Warrant Assumption Agreement among dMY Technology Group, Inc. II, Genius Sports Limited and Continental Stock Transfer & Trust Company, as Warrant Agent (incorporated by reference to Exhibit 2.3 of the Company’s Shell Company Report on 20-F (File No. 001-40352) filed with the SEC on April 27, 2021).

(d)(vi)	Warrant Certificate of Genius Sports Limited in favor of NFL Enterprises LLC (incorporated by reference to Exhibit 2.4 of the Company’s Shell Company Report on 20-F (File No. 001-40352) filed with the SEC on April 27, 2021).

(d)(vii)	Amended and Restated Solicitation Agent Agreement, dated December 20, 2022, by and between the Company and BofA Securities, Inc. (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form F-4 (File No. 333-268457) filed with the SEC on December 20, 2022).

(d)(viii)	Amended and Restated Amendment No. 1 to the Warrant Agreement by and between Continental Stock Transfer & Trust Company and Genius Sports Limited (incorporated by reference to Exhibit 4.1 of the Company’s report on Form 6-K (File No. 001-40352) filed with the SEC on December 20, 2022).

(g)	Not applicable.

(h)(i)	Tax Opinion of Kirkland & Ellis LLP (incorporated by reference to Exhibit 8.1 to the Company’s Registration Statement on Form F-4 (File No. 333-268457) filed with the SEC on November 18, 2022).

Item 12(b). Calculation of Filing Fee Table.

Filing Fee Exhibit.*

*	Previously filed

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GENIUS SPORTS LIMITED

Date: December 30, 2022	By:	/s/ Nicholas Taylor
	Name:	Nicholas Taylor
	Title:	Chief Financial Officer

	By:	/s/ Donald J. Puglisi
	Name:	Donald J. Puglisi
	Title:	Authorized Representative in the United States